INVEST IN **LOVER**

The sex therapy app used by 300,000+ in 173 countries. Designed by Doctors



BRITNEY BLAIR
CO-FOUNDER AND CLINICAL PSYCHOLOGIST

lover.io San Francisco CA

LEAD INVESTOR



Alex Walters

"Sexual problems more generally are thought to contribute to between a fifth and half of all divorces. Far too many people have unhappy sex lives, and far too many relationships are wrecked for common reasons that appropriate information, and a short course of therapy, can easily resolve" The Economist (Dec 22)

I am investing in Lover because I think the opportunity to help men and women have happier sex lives has incredible potential. There is a very clear need that is not being met in ways that are accessible or affordable and the consequences for some people are dire. In my eyes, the increased visibility of sexual wellbeing is more than a just a trend. It represents a generational shift in how we think about our day to day health and peace of mind.

The team at Lover have shown that this is an opportunity they are well placed to address with technology. A combination of a trustworthy content and a simple interface make Lover a compelling choice for anyone that wants help. And the track record of the founders gives me confidence that high growth within the business is well set to continue.

I can't wait to see how far Lover will go.

Alex

Invested $3,500 this round

Highlights

1. High growth - consecutive years of triple-digit growth.
2. ROI from marketing has improved from 80% in 2020 to 226% in 2022 (at x5 higher scale)
3. 300,000+ users across 173 countries to date
4. 87% of users report improvements within two weeks of starting
5. Most popular and highest-rated sexual wellness app on the market today
6. The only sexual wellness app to be part of the FDA's exclusive Safer Technologies Program
7. High margin on revenue
8. The frontrunner in an emerging market with enormous $40bn potential and low competition

Our Team



Britney Blair Chief Medical Officer

America's leading sexual wellness therapist. A Stanford University-trained Clinical Psychologist with clinical expertise in behavioral medicine, Dr. Blair and her team of Doctors are responsible for every lesson and exercise that goes into the Lover app.

1 in 2 women and 1 in 3 men have a sexual complaint in their relationship. Sex therapy is extremely effective at treating sexual problems in relationships and treating sexual dysfunctions like erectile dysfunction for men and difficulty to orgasm for women. However, because the topic is taboo, there is a lack of supply of treatment. There are only around 1,000 licensed sex therapists in the whole of the US, despite tens of millions of people who could benefit from treatment



Jas Bagniewski CEO

Founder & CEO of eve Sleep PLC, which exited at IPO for $182m 2 years after launch. Part of the management team at City Deal UK, which sold to Groupon and Country Manager at Zalando UK. Jas is responsible for strategy and fundraising at Lover.



Nick Pendle Chief Marketing Officer

Nick was CMO of a publicly listed company before the age of 30. His marketing strategy took eve Sleep to a $182m IPO in under 28 months - Britain's fastest-ever retail IPO. He is responsible for marketing and content at Lover.

LH

Lerer Hippeau Investors

Lerer Hippeau is the lead investor in Lover. One of the most successful VC funds in America, having led seed rounds for the likes of Glossier ($1.8bn current valuation), Warby Parker ($1.87bn current valuation) and Allbirds ($393m current valuation).

Our Mission



Driving Up Desire
4.7
FDA
LOVER
Intimacy Made Easy
Getting Hard, Made Easy

Lover's mission is to resolve the sexual problems that prevent happiness and relationship satisfaction for millions of people around the world. And we want you to be part of what comes next.

The Problem

Sexual wellness is the 2nd largest mental health concern in the world. The numbers are astonishing.



47%
of women
have a sexual
complaint
38%
of men

In the US, 1 in 3 relationships older than two years are non- sexual.

Sex is in the top three reasons for divorce (along with money & children). And 50% of marriages end in some kind of separation.

This creates an addressable market of $40BN, which is almost completely untapped by current solutions.

Current Solutions

Today, the market is failing customers. Sex therapy can address the majority of sexual complaints with effective and non-invasive solutions.

Yet 90% of people don't seek treatment due to cost, embarrassment or accessibility

There are only 1,000 AASECT certified sex therapists in the US, serving a potential market of 78M people.* Hourly rates range from $150 - $350, making them both expensive and inaccessible.



LOVER
One session
$150 - $300
Support for a year
$119.99

And existing online solutions are either expert but generalized (e.g. Healthline) or personalized but low-quality (e.g. self-proclaimed 'sex coaches').

Sexual complaints are being left largely untreated as a result. And this is having a devastating impact on our sex lives, our relationships and our happiness.




INTRODUCING
LOVER

Lover fills a gap in an enormous market.

The world's first sex therapy app, Lover enables people to address sexual complaints privately & anonymously.

You never need to book an appointment or have an embarrassing conversation.

The app has been designed & built by a team of doctors from The Clinic in San Francisco, led by Dr. Britney Blair. Every lesson and exercise is based on a rigorous scientific foundation, proven by decades of in-person therapy.


Driving Up Desire
Getting Hard
Made Easy

Br. Britney Blair, Clinical Psychologist, PsyD, CBSM, AASECT

Priced at $119.99 for an annual subscription and $59.99 for a 3-month subscription, Lover is also accessible at a fraction of the price of traditional sex therapy. And it works.

87% of Lover subscribers report improvements after only 10 days


Personalized Plans
Built by Doctors
100% Private

And our reviews speak for themselves when it comes to Lover's impact on the lives of our customers.

FDA Safer Technologies Program

This is why Lover is the only sexual wellness app to have been reviewed by the FDA and accepted into STeP (Safer Technologies Program).

Lover has been show to provide a "significant safety advantage in treating and/or diagnosing less serious diseases and conditions" and "can also provide an important public health benefit." Doctors can recommend the Lover app as a safe, side-effect free treatment for sexual dysfunction.




Climaxing Consistently
Adam, here is your current Goal.
Talking Dirty
Getting Hard, Made Easy

How Lover Works


About Lover
Watch later
Share
Watch on YouTube

After downloading Lover, a customer will complete our diagnostic questionnaire. From the information they provide, Lover builds a personalized treatment course of video tutorials and daily guided exercises to help them reach their goal.

These courses are highly effective in treating the most common sexual complaints, including:

- Low Libido ⚥
- Erectile Dysfunction ♂
- Premature Ejaculation ♂
- Preorgasmia ♀
- Situational Preogasmia ♀
- Anorgasmia ♀
- Delayed Ejaculation ♂
- Situational Low Libido ⚥

Customers are also given access to a range of tools to enhance their wider sexual wellness and keep them engaged with the Lover app, including:

The Turn-Ons Game


Be inspired.
Getting teased with ice cubes, while being blindfolded

Connect with your partner, like or dislike hundreds of sexy ideas, and only match on the ones you both love. Our game has helped thousands of couples safely explore new areas of their sex life, and brought them closer together in the process.

The Lover Community Forum


Community Forum
Marriage, Communication, Attraction


connection?
Expert answer
Ask a Question

Have any question about your sex life answered by Dr. Britney Blair. Each week, the questions which have received the most upvotes from the community, receives a personal response from Dr. Blair. And the comments section is always lively!

Lover's Sexual Profiling Tool


How This Relates To Your Relationships
The Muse
Introduction
Areas For Development
1. What About Your Pleasure

Answer 32 questions which are carefully weighted across eight different spectrums, to understand your Sexual Profile. Each user receives a detailed report of their sexual strengths, areas for development, likely turn-ons and partner compatibility types.

Wellness Courses


Freshening Things Up
Driving Up Desire
An Introduction To Freshening Things Up

As well as providing effective treatment for sexual problems, Lover provides personalized courses designed to simply improve your overall sex life. From driving up pleasure to learning new sexual techniques, these courses are transformative.

LOVE for Lover...

With 2,787 reviews on the App Store and an average rating of 4.7*/ 5, Lover leads the market as the world's most popular and highest rated sexual wellness app.

But it is our written testimonials from customers we are most proud of. Here are some of our most recent - and moving - reviews from the Apple App Store...

★★★★★ 4.7 • 2.8K Ratings

"Everything I knew about sex was wrong and it lead me to having many issues in the bedroom but **lover app fixed every single issue** with amazing information and practices. All my **anxiety has been resolved** thanks

"This app has already **opened up conversations** between my partner and I that we've never dreamed of.

by lady_sh – Jan 6, 2023

to this app. I can't praise it enough

by SMG1221 – Jan 14, 2023

"This app literally **saved my relationship** and renewed my intimacy with my husband. I recommend it to anyone who will listen.

by d_meyne · Oct 6, 2022





"It helped me **gain confidence** in a way I didn't know I needed. I'd strongly recommend giving it a try.

by kfv.92 – Oct 8, 2022

"Leaning into the app and doing the exercises. **Transforming my sex life**. LOVE IT !!!

by 86EJD66 – Oct 27, 2022

"This app has helped me to **open up** about what I need and want without Shame or guilt! This app has truly **helped my marriage** and allowed me and my partner to reconnect!

by amandarenzi – Oct 24, 2022

"The app works wonders. I am thoroughly **satisfied with my results** after trying different exercises. I recommend this to all and everyone who wants to "get better" in the comfort of their own home.

by DaGreatCoop – Oct 9, 2022



And Lover has been similarly warmly received in press coverage on both sides of the Atlantic...

CNN BBC TechCrunch Fatherly BUSTLE
Mashable Men'sHealth GLAMOUR USA TODAY
International Business Times. BUSINESS INSIDER DAZED Daily Mail

2020 - 2021: Finding product market fit

The team at Lover focused on product market fit during 2020 and 2021, driving moderate growth while investing heavily into product development.

During this time we achieved major improvements to our most important business metrics:

We more than tripled our install to purchase conversion rate



5%
4%
3%
2%
1%
0%
1.2%
2.78%
4.2%
1.2%→4.2%
Conversion rate
2020
2021
2022

We increased our customer lifetime value by 414%...



$150
$144


$100
$50
$0
$68
$15
2020
2021
2022

We increased our revenue per install by 2450%


$6
$4
$2
$0
$5.10
$3.11
$0.20
2020
2021
2022

In 2022, the team has focused on sustainable high growth - and delivered.


$1,200,000
$1,000,000
$800,000
$600,000
$400,000
$200,000
$-
226.38%
93.15%
79.83%
2020
2021
2022
Revenue
Marketing ROI %

Revenues above are on a cash-basis.2021 and 2020 revenue according to our CPA-reviewed GAAP financials were $152k and $28k, respectively. We do not have CPA-reviewed financials for 2022.

- B2C revenue grew annually by 119%, with a 30 BPS (percentage point) improvement in marketing efficiency
- B2B revenue added an additional 175% of revenue growth in 2022
- Combined, Lover delivered 294% revenue growth in 2022 with $1m revenue



Lover Co-founders, Jas Bagniewski (CEO), Dr. Britney Blair (Chief Medical Officer), Nick Pendle (Chief Marketing Officer)

Our Exec Team Experience

HARVARD UNIVERSITY accenture Stanford zalando

ebay airbnb GROUPON

But We're Really Just Getting Started

The sexual wellness market in the US alone is worth $40bn. The vast majority of this potential is currently untapped, with low competition and low investment into the sector.

Our vision is for Lover to become the definitive brand within the sexual wellness space. And in doing so, we want to transform how sexual health is seen.



In the early 2010s, Headspace & Calm led the world in a mental health revolution. They de-stigmatized the topic by creating consumer friendly products and brands. Their respective valuations are now $3bn and $2bn.

The same opportunity now exists for Lover and sexual wellness. And the revolution is underway.

The Focus For 2023

Our focus for 2023 is to continue our trajectory through partnerships, which we believe will unlock the next stage of sustainable high growth for Lover.

Lover is currently in partnership discussions with:

- An adult toy company with $200m annual revenue
- A publishing house with over $10bn annual revenue
- A sexual wellness company with market cap of $40bn

Combined with the revenue already delivered from B2B in 2022, we believe the strong interest shown by the above companies indicates the potential for enormous growth through partnerships in 2023.

We plan to invest heavily in these partnerships to ensure they come to fruition, which is why we are currently fundraising.

Forward-looking projections cannot be guaranteed.



The new investment will help us move faster by...

1. Increasing the size of our B2B Sales Team, to help us establish more partnerships in 2023
2. Allowing us to make the product adjustments necessary to ensuring we deliver the best possible solution to our partners
3. Building the wider business infrastructure to ensure Lover can scale successfully with these partnerships


LOVER
INVEST IN
LOVER
4.7
FDA
Safer
Technologies
Program